SPECIAL MEETING OF SHAREHOLDERS
On July 9, 2010, a Special Meeting of Shareholders
 was held to consider a number of proposals.
The results of the proposals are indicated below.

Proposal 1  Election of Trustees:
Net Assets Voted For Leroy Keith, Jr. $448,149,184
Net Assets Voted Withheld 		$ 10,106,199

Net Assets Voted For Peter G. Gordon $448,218,831
Net Assets Voted Withheld	       $ 10,036,553

Net Assets Voted For Isaiah Harris, Jr. $448,288,353
Net Assets Voted Withheld 		  $ 9,954,209

Net Assets Voted For Judith M. Johnson $448,301,174
Net Assets Voted Withheld 		 $ 9,954,209

Net Assets Voted For David F. Larcker $448,334,504
Net Assets Voted Withheld 		$ 9,920,880

Net Assets Voted For Olivia S. Mitchell $448,284,276
Net Assets Voted Withheld 		  $ 9,971,107

Net Assets Voted For Timothy J. Penny $448,348,414
Net Assets Voted Withheld	 	$ 9,906,969

Net Assets Voted For Michael S. Scofield $448,427,179
Net Assets Voted Withheld 		   $ 9,828,204

Net Assets Voted For Donald C. Willeke $448,007,028
Net Assets Voted Withheld 		 $ 10,248,356


Proposal 2a  To approve an investment advisory
agreement with Wells Fargo Funds Management, LLC.
Net Assets Voted For 		$358,639,600
Net Assets Voted Against	$ 8,035,335
Net Assets Voted Abstain 	$ 5,601,444


Proposal 2b  To approve a sub advisory agreement
with First International Advisors, LLC.
Net Assets Voted For 		$357,624,885
Net Assets Voted Against 	$ 8,430,247
Net Assets Voted Abstain 	$ 6,221,246


Proposal 2c  To approve a sub advisory agreement
with Wells Capital Management Incorporated.
Net Assets Voted For 		$357,766,046
Net Assets Voted Against 	$ 8,343,843
Net Assets Voted Abstain 	$ 6,166,490